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EXHIBIT (a)(5)

161 First Street Cambridge, MA 02142 Tel: 617.661.0540 Fax: 617.661.3373

March 16, 2004

Dear SatCon Employee:

        SatCon Technology Corporation (the "Company") recognizes that many stock options previously granted to employees or directors under the Company's stock option plans have exercise prices that are significantly higher than the current market price of our common stock and therefore do not provide the performance or retention incentives for our employees and directors that we intended. To improve such incentives and align the interests of our employees and directors with those of our stockholders in maximizing stockholder value, the Company is pleased to announce that the Company is offering eligible option plan participants the opportunity to exchange their outstanding eligible options (both vested and unvested) under the Company's stock plans for new options that will be granted no earlier than the first business day that is at least six months and one day following the date SATCON accepts the eligible option(s) for exchange.

        Because of various laws and accounting rules, we cannot simply award you new options immediately and there are other conditions to the offer, so we urge you to carefully read and understand the documents provided with this letter before making any decision. There are also certain risks to participation described in the documents that you should carefully consider.

        You are entitled to participate in this offer if you (a) are an employee or director of the Company or subsidiary on the acceptance date (currently anticipated to be April 19, 2004 and (b) have not received any options after October 16, 2003. Subject to the terms and conditions of the Offer,

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  For surrendered options with an exercise price between and including $8.00 and $16.00, the new options will be exercisable for one (1) share of the Company's common stock for every one (1) share of the Company's common stock issuable upon exercise of a surrendered option. For surrendered options with an exercise price greater than $16.00, the new options will be exercisable for one (1) share of the Company's common stock for every two (2) shares of the Company's common stock issuable upon exercise of a surrendered option, rounded down to the nearest whole number.

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  Each new option will generally have the same vesting schedule on a percentage basis as the corresponding canceled option. However, if you are a "non-exempt" employee within the meaning of the Fair Labor Standards Act, any new options granted to you will not be exercisable until at least six months after the date of the new option grant.

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  A new option granted in exchange for an eligible option will have the same expiration date as the original expiration date of the old option that is accepted in the offer.

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  The exercise price of any new options granted by the Company to you in return for your surrendered options will be the fair market value of a share of the Company's common stock on the grant date, which the Company expects to be October 20, 2004 or shortly thereafter. Under the option plans, fair market value is determined by the closing price reported on The Nasdaq National Market on the date of grant.

        The offer to exchange your options is being made under the terms and subject to the conditions of an Offer to Exchange Outstanding Stock Options and other documents that accompany this document.

        The Offer to Exchange Outstanding Stock Options contains detailed information about the offer, including a detailed set of questions and answers. Please read the materials carefully since they contain important information about how you may participate in the offer and the terms of the stock options that you will be eligible to receive in the event you are able to participate.

        We realize that, in connection with this offer, we are asking you to review a lot of paperwork. It may seem that the documents and process are unnecessary, duplicative, overly technical or just overwhelming. You should understand however that we prepared these materials to comply with applicable laws and accounting rules; we have also tried to make the information as clear and complete as possible.

        The documents provided are:

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  Offer to Exchange Outstanding Stock Options, which sets forth the terms of the Company's offer to exchange options. This document includes a set of Frequently Asked Questions and Summary Term Sheet near the beginning;

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  An Election Form, which you will need to complete and return to us before the deadline on April 16, 2004, if you wish to participate in the exchange offer;

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  An Exhibit showing your eligible options, which must be marked and submitted with your Election Form, and

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  A Notice of Withdrawal, which you will need to submit before the deadline on April 16, 2004, if you have submitted an Election Form, but then change your mind and no longer wish to participate in the exchange offer.

        If you choose to participate in the exchange offer, you must return a completed Election Form with the attached Exhibit to Dan Gladkowski at the offices of the Company at 161 First Street, Cambridge, MA 02142, no later than 12:00 Noon, Eastern Daylight Time, on April 16, 2004. Any Election Form or Notice of Withdrawal received after that deadline will not be accepted.

        Please note that neither the Company nor the Board of Directors makes any recommendation as to whether or not you should participate in the exchange offer. You must make your own decision whether or not to participate. Should you choose not to participate, no further action is required of you.

        If you have any questions about the exchange offer, please review the documents provided. We are also scheduling several meetings with employees to answer questions; if you still have questions, you may e-mail Dan Gladkowski at Dan.Gladkowski@satcon.com.

Sincerely,

/s/  DAVID B. EISENHAURE

David B. Eisenhaure
President & CEO

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  EXHIBIT (a)(5)